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904.633.8913
mkirwan@foley.com EMAIL

CLIENT/MATTER NUMBER
100830-0118

June 8, 2017

VIA EDGAR

Ms. Shannon Sobotka
Staff Accountant - Office of Real Estate & Commodities
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3233
Washington, D.C.  20549
Re:            Regency Centers Corporation and Regency Centers, L.P.
Form 10-K for the Year Ended December 31, 2016
Filed February 27, 2017
Form 8-K
Filed May 10, 2017
File No. 1-12298 and 0-24763
Dear Ms. Sobotka:
On behalf of Regency Centers Corporation and Regency Centers, L.P. (collectively, "the Company" or "Regency"), we are responding to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission set forth in your letter to Lisa Palmer, Regency's President and Chief Financial Officer, dated June 1, 2017.  Your comments are reproduced below in bold, followed in each case by our response on behalf of the Company.
Form 8-K filed May 10, 2017
Exhibit 99.1
First Quarter 2017 Highlights, page 1
1.            We note that your highlights include a bullet point for the non-GAAP measure Same Property Net Operating Income. In future filings, please revise to include the comparable GAAP measure within your highlights. Reference is made to Question 102.10 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016.

Response:

In future filings, the Company will include a comparable GAAP measure within any highlights that include the non-GAAP measure – Same Property Net Operating Income.
2.            Notwithstanding the above, please label this measure "as adjusted" in future filings if this measure continues to include pre-acquisition results.
Response:

In future filings, the Company will label any measure "as adjusted" if such measure includes results from Equity One prior to the Company's merger.

Reconciliation of Income (Loss) from Operations to Pro-Rata Same Property NOI – Actual, page 6
3.            We note your adjustments for same property NOI related to non-ownership periods of Equity One here and on page 48 of your Form 10-Q for the period ended March 31, 2017. Please tell us how you determined the adjustments including any adjustments you made to the extent you received the information from third parties. Identify within your response each specific financial statement line item that includes pre-acquisition information and the amount of the adjustment made to each line item that relates to pre-acquisition results.
Response:
In the Company's reconciliation of Same Property NOI, the Company did not include any adjustments to the financial statement line items to reflect results from Equity One prior to its merger.  The Company simply included "NOI from Equity One prior to merger" as a separate line item.  The Company derived this information from the accounting records of Equity One and did not adjust such information.  Equity One's financial information for the three month period ended March 31, 2016 and the two month period ended February 28, 2017 was subject to a limited internal review by the Company.  In future periodic filings, the Company will include disclosure as to the source of the pre-acquisition operating results and whether or not such results were audited or reviewed by the Company's auditors.

June 8, 2017

If you should have any additional questions, please contact me at (904) 633-8913.
Sincerely,

/s/ Michael B. Kirwan
Michael B. Kirwan

cc:            Lisa Palmer – President and Chief Financial Officer
                    J. Christian Leavitt – Senior Vice President and Treasurer
                   William A. Harlow – Partner, KPMG LLP